Blackbird Foods, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Blackbird Foods, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 31, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	197,287	1,461,395
Accounts Receivable	312,109	203,213
Prepaid Expenses	28,006	32,224
Inventory	64,516	32,449
Other	2,199	1,896
Total Current Assets	604,116	1,731,177
Non-current Assets		
Machinery, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	183,200	117,145
Security Deposits	40,260	32,530
Total Non-Current Assets	223,460	149,675
TOTAL ASSETS	827,576	1,880,851
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	77,841	68,277
Accrued Expenses	-	13,242
Accrued Interest	48,726	48,726
Other Liabilities	1,317	7,145
Total Current Liabilities	127,884	137,390
Long-term Liabilities		
Future Equity Obligations	175,400	175,400
Notes Payable	2,405,000	2,130,000
Total Long-Term Liabilities	2,580,400	2,305,400
TOTAL LIABILITIES	2,708,284	2,442,790
EQUITY		
Common Stock	42	42
Additional Paid in Capital	86,270	86,270
Accumulated Deficit	(1,967,021)	(648,250)
Total Equity	(1,880,709)	(561,938)
TOTAL LIABILITIES AND EQUITY	827,576	1,880,851

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	2,808,190	1,884,359
Cost of Revenue	1,928,017	1,151,459
Gross Profit	880,173	732,900
Operating Expenses		
Advertising and Marketing	555,154	208,246
General and Administrative	1,488,028	908,112
Rent and Lease	108,887	61,669
Depreciation	46,874	34,694
Total Operating Expenses	2,198,944	1,212,721
Operating Income (loss)	(1,318,770)	(479,821)
Other Income		
Other	-	90,097
Total Other Income	-	90,097
Other Expense		
Interest Expense	-	45,578
Other	-	2,447
Total Other Expense	-	48,025
Earnings Before Income Taxes	(1,318,770)	(437,748)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,318,770)	(437,748)

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	**$ Amount**			
Beginning Balance at 1/1/2021	4,000	40	80,760	(210,502)	(129,702)
Issuance of Common Stock	212	2	5,510	-	5,512
Net Income (Loss)	-	-	-	(437,748)	(437,748)
Ending Balance 12/31/2021	4,212	42	86,270	(648,250)	(561,938)
Net Income (Loss)	-	-	-	(1,318,770)	(1,318,770)
Ending Balance 12/31/2022	4,212	42	86,270	(1,967,021)	(1,880,708)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(1,318,770)	(437,748)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	46,874	34,694
Accounts Payable and Accrued Expenses	(3,677)	(12,806)
Inventory	(32,066)	(11,194)
Accounts Receivable	(109,063)	(100,347)
Prepaids	4,218	(30,424)
Accrued Interest	-	45,565
PPP Loan Forgiveness	-	(90,097)
Other	(5,964)	2,495
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(99,679)	(162,113)
Net Cash provided by (used in) Operating Activities	(1,418,449)	(599,862)
INVESTING ACTIVITIES		
Purchase of Equipment	(112,929)	(141,791)
Security Deposit	(7,730)	(21,170)
Net Cash provided by (used by) Investing Activities	(120,659)	(162,961)
FINANCING ACTIVITIES		
Proceeds from Issuance of Convertible Notes	275,000	1,515,000
Proceeds from the Issuance of Common Stock	-	2
Proceeds from Additional Paid-in Capital	-	5,510
Net Cash provided by (used in) Financing Activities	275,000	1,520,512
Cash at the beginning of period	1,461,395	703,706
Net Cash increase (decrease) for period	(1,264,108)	757,690
Cash at end of period	197,287	1,461,395

Blackbird Foods, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Blackbird Foods Inc. ("the Company") was formed in Delaware on September 19th, 2019. The Company manufactures frozen plant-based food products including seitan, pizza, and plant-based wings that it sells directly to consumers, to other businesses like restaurants and to grocery distributors who sell to grocery stores nationwide. The Company's office and manufacturing facility are in Long Island City, New York. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. Payment terms are usually 2/10 Net 30. Customers will reduce their payments by any amounts relating to spoilage or damaged products, as well by promotional chargebacks or early payment discounts.

Other Income

The Company had other income of $90,097 in 2021 related to the loan forgiveness of their PPP loan.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.
The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Machinery & Equipment	5	217,076	(79,561)	-	137,515
Leasehold Improvements	15	51,886	(6,201)	-	45,685
Grand Total	-	**268,962**	**(85,762)**	-	**183,200**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $64,516 as of December 31st, 2022. The Company performs monthly inventory counts and valuates its inventory using the FIFO (First-In, First-Out) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The company leases three separate spaces on the 3rd Floor of 10-40 45th Avenue, Long Island City. Each space has it's own lease:

One lease started on September 1st, 2022, with payments of $3,865 per month, with additional monthly charges for refuse of $250, sprinkler of $45, and heat of $126.67. The lease is for 12 months and expires on August 30th, 2023.

The second lease started on June 1st, 2020, with payments of $5354 per month, with additional monthly charges for refuse of $200, sprinkler of $38, and heat of $88. The lease was for 18 months and expired on December 31st, 2021, but was renewed for an additional 18 months expiring on June 30th, 2023.

The third lease started December 19th, 2021, with payments of $3500 per month, with additional monthly charges for administrative fees of $120, sprinkler of $45, and heat of $119. The lease is for 18 months and expires on June 19th, 2023, with an 18-month renewal option.

Each lease contains a 3% annual escalation on the base rent.

None of the leases contain provisions regarding debt, dividends, or leasing.

Year Ending December 31,	Payment
2022	121,806
2023	175,000
2024	180,000
2025	186,000
2026	191,000
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	-
Granted	212	$26
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2021	159	$26
Granted	-	-
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2022	106	$26

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	-
Granted	30	$26
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	30	$26
Granted	248	$26
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2022	278	$26
Options exercisable, December 31, 2022	11	$26

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022		
Granted	30	$26
Vested	(4)	$26
Forfeited	-	-
Nonvested options, December 31, 2021	26	$26
Granted	248	$26
Vested	(7)	$26
Forfeited	-	-
Nonvested options, December 31, 2022	267	$26

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations totaling $2,405,000. The interest on the notes were 3%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company accrued interest of $48,726 as of 2022 related to these notes.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31st, 2020, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7.2 million pre-money.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	$2,405,000
2025	-
2026	-
2027	-
Thereafter	-

*The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 5,000 of common shares with a par value of $0.01 per share. 4,212 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2023, the date these financial statements were available to be issued.

The Company has entered into several convertible note agreements totaling $600,000 for the purposes of funding operations. The interest on the notes were 3%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The convertible notes have a valuation cap of $7M.

The Company entered into a note payable totaling $125,000 with a third party. The loan requires semi-annual interest payments at an annual interest rate of 5% with a maturity in 2027. Additionally, the loan requires a 25% annual interest accrual, which is payable upon maturity. The note allows the Company to receive additional funds with the same party totaling an additional $375,000 all in $125,000 increments.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.